UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     000-10736

MGI PHARMA, INC.

(Exact name of registrant as specified in its charter)

5775 West Old Shakopee Road, Suite 100
Bloomington, Minnesota 55437
(952) 346-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Appendix A

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  See Appendix B

Pursuant to the requirements of the Securities Exchange Act of 1934, MGI PHARMA, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 8, 2008	MGI PHARMA, INC.

		By:	/s/ ERIC P. LOUKAS
		Name:	Eric P. Loukas
		Title:	Executive Vice President, Chief Operating Officer,
General Counsel and Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Appendix A

Common Stock, par value $0.01

Series A Junior Participating Preferred Stock

Senior Subordinated Convertible Notes due 2024

Appendix B

Common Stock, par value $0.01 — 1 holder

Series A Junior Participating Preferred Stock — none

Senior Subordinated Convertible Notes due 2024 — 23 holders